D E  V I S S E R  G R A Y  L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated March 26, 2009, with respect to the consolidated financial statements of Rubicon Minerals Corporation as at and for the years ended December 31, 2008 and 2007 included in this Annual Report on Form 40-F, filed with the U.S. Securities and Exchange Commission.

“De Visser Gray LLP”
 Chartered Accountants
Vancouver, BC, Canada
 March 31, 2009